Exhibit 99.1

Skylight Health Group Inc.

(formerly CB2 Insights Inc.)

Condensed Interim Consolidated Financial Statements

June 30, 2021

(Expressed in thousands of Canadian Dollars)

(Unaudited)

SKYLIGHT HEALTH GROUP INC. (formerly CB2 Insights Inc.)

Condensed Interim Consolidated Statements of Financial Position

(Expressed in thousands of Canadian Dollars)

(Unaudited)

		June 30, 2021	December 31, 2020
		$	$
ASSETS
Current assets
Cash		11,806	20,052
Inventories		30	31
Trade and other receivables	Note 7	5,800	529
Prepaid expenses		1,378	749
Total current assets		19,014	21,361
Non-current
Property, plant and equipment	Note 8	640	88
Right-of-use assets	Note 9	14,638	1,325
Other Intangible assets	Note 10	18,989	6,474
Goodwill	Note 10	9,749	2,224
Total assets		63,030	31,472

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	Note 11	5,297	1,124
Loan payable	Note 12	969	446
Purchase consideration payable	Note 6	3,930	526
Lease liabilities	Note 9	1,671	619
Total current liabilities		11,867	2,715
Non-current
Loan payable	Note 12	—	316
Purchase consideration payable	Note 6	1,158	—
Lease liabilities	Note 9	12,455	804
Total liabilities		25,480	3,835

SHAREHOLDERS’ EQUITY
Share capital	Note 13	59,273	43,454
Warrant reserve	Note 13	1,806	2,539
Option reserve	Note 13	5,570	4,349
Share and units to be issued		—	5
Accumulated other comprehensive income		458	450
Accumulated deficit		(29,557)	(23,160)
Total shareholders’ equity		37,550	27,637
Total liabilities and shareholders’ equity		63,030	31,472

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Subsequent events (Note 17)

SKYLIGHT HEALTH GROUP INC. (formerly CB2 Insights Inc.)

Condensed Interim Consolidated Statements of Loss and Comprehensive Loss

(Expressed in thousands of Canadian Dollars, except per share amounts)

(Unaudited)

		Three months ended		Six months ended
		June 30,		June 30,
		2021	2020	2021	2020
		$	$	$	$

Revenues
Clinic		10,473	3,633	15,584	6,524
Contract research solutions		35	49	91	75
Software		6	19	12	33
		10,514	3,701	15,687	6,632
Cost of sales		3,770	1,088	5,390	2,118
Gross profit		6,744	2,613	10,297	4,514

Operating Expenses
Salaries and wages		4,663	1,115	6,959	2,506
Office and administration		1,722	422	2,291	799
Marketing and business development		645	49	1,548	106
Professional fees		1,379	265	2,008	491
Rent		105	31	131	97
Share-based compensation		361	124	1,410	284
Depreciation and amortization		1,365	627	2,116	1,241
Total operating expenses		10,240	2,633	16,463	5,524

Loss from operations		(3,496)	(20)	(6,166)	(1,010)

Finance expenses
Foreign exchange loss		430	229	699	(435)
Change in fair value of financial liabilities		(26)	769	(63)	1,224
Net gain on debt settlement		—	(295)	—	(295)
Accretion on purchase consideration payable	Note 5, 6 & 12	69	—	133	—
Interest on lease liabilities	Note 9	243	45	360	93
Other income	Note 12	—	—	(870)	—
Net loss		(4,212)	(768)	(6,425)	(1,597)
Other comprehensive loss
Exchange difference on translation of foreign operations, net of tax		56	12	8	(213)
Net loss and comprehensive loss		(4,156)	(756)	(6,417)	(1,810)

Basic and diluted net loss per common share		(0.114)	(0.040)	(0.178)	(0.086)
Weighted average number of common shares outstanding- basic and diluted (in 000s)		36,887	19,185	36,166	18,655

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

SKYLIGHT HEALTH GROUP INC. (formerly CB2 Insights Inc.)

Condensed Interim Consolidated Statements of Cash Flows

(Expressed in thousands of Canadian Dollars)

(Unaudited)

	Six months ended
	June 30,
	2021	2020
	$	$
Operating activities
Net loss	(6,425)	(1,597)

Adjustments for items not affecting cash:
Depreciation and amortization	2,116	1,241
Unrealised foreign exchange loss (gain)	558	(445)
Accretion on purchase consideration payable and loan payable	133	—
Interest on lease liabilities	360	93
Share-based compensation	1,410	299
Change in fair value of financial liabilities	(63)	1,224
Write-off of bad debt	—	36
Other income related to loan payable	(867)	—
Other income related to gain on disposal of furniture and equipment	(3)	—
Gain on debt settlement	—	(295)
Changes in non-cash working capital items:
Inventories	—	5
Trade and other receivables	(2,526)	71
Prepaid expenses	(411)	(5)
Accounts payable and accrued liabilities	1,439	269
Cash provided by (used in) operating activities	(4,279)	896

Investing activities
Purchase of furniture and equipment	(180)	—
Proceeds from disposal of furniture and equipment	4	—
Development of computer software	(146)	(255)
Purchase consideration paid	(17,644)	—
Cash used in investing activities	(17,966)	(255)

Financing activities
Repayment to related parties	—	(5)
Shares issued and to be issued, net of transaction costs	12,703	(6)
Proceeds from exercise of options	173	—
Proceeds from exercise of warrants	1,309	195
Principal payment of lease liabilities	(605)	(440)
Interest paid on lease liabilities	(360)	(93)
Proceeds from loan	969	917
Cash provided by investing activities	14,189	568

Net (decrease) increase in cash during the period	(8,056)	1,209
Effect of foreign exchange on cash	(190)	(46)
Cash and cash equivalents, beginning of period	20,052	130
Cash and cash equivalents, end of period	11,806	1,293

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

SKYLIGHT HEALTH GROUP INC. (formerly CB2 Insights Inc.)

Condensed Interim Consolidated Statement of Changes in Shareholders’ Equity

(Expressed in thousands of Canadian Dollars)

(Unaudited)

	Number of shares (000s)	Share Capital	Warrant Reserve	Option Reserve	Shares and units to be issued	Accumulated other comprehensive income	Deficit	Total
	#	$	$	$	$	$	$	$
Balance, December 31, 2020	35,070	43,454	2,539	4,349	5	450	(23,160)	27,637
Bought deal (Note 13(b))	1,970	13,793	—	—	—	—	—	13,793
Share issuance costs – cash (Note 13(b))	—	(1,090)	—	—	—	—	—	(1,090)
Shares issued on acquisition	126	794	—	—	—	—	—	794
Share-based compensation (Note 13)	—	—	—	1,351	—	—	—	1,351
Exercise of warrants	965	2,045	(733)	—	(3)	—	—	1,309
Exercise of stock options	79	277	—	(102)	(2)	—	—	173
Options expired	—	—	—	(28)	—	—	28	—
Foreign currency translation	—	—	—	—	—	8	—	8
Net loss for the period	—	—	—	—	—	—	(6,425)	(6,425)
Balance, June 30, 2021	38,210	59,273	1,806	5,570	—	458	(29,557)	37,550

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

SKYLIGHT HEALTH GROUP INC. (formerly CB2 Insights Inc.)

Condensed Interim Consolidated Statement of Changes in Shareholders’ Equity

(Expressed in thousands of Canadian Dollars)

(Unaudited)

	Number of shares (000s)	Share Capital	Warrant Reserve	Option Reserve	Shares and units to be issued	Accumulated other comprehensive income	Deficit	Total
	#	$	$	$	$	$	$	$
Balance, December 31, 2019	16,567	12,225	3,357	1,552	335	441	(16,522)	1,388
Share-based compensation	312	150	—	299	—	—	—	449
Shares issued for services	215	108	—	—	—	—	—	108
Share issuance costs - cash	—	(6)	—	—	—	—	—	(6)
Shares issued and to be issued in settlement of accrued interest	488	230	—	—	(22)	—	—	208
Share issued in settlement of contingent consideration	878	554	—	—	—	—	—	554
Shares issued and to be issued against exercise of warrants	918	1,802	(1,389)	—	(218)	—	—	195
Shares issued in lieu of directors’ fees	135	94	—	—	—	—	—	94
Warrants and options expired	—	—	(1,130)	(12)	—	—	1,142	—
Warrants issued for amendment of promissory note	—	—	215	—	—	—	—	215
Foreign currency translation	—	—	—	—	—	(213)	—	(213)
Net loss for the period	—	—	—	—	—	—	(1,597)	(1,597)
Balance, June 30, 2020	19,513	15,157	1,053	1,839	95	228	(16,977)	1,395

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

SKYLIGHT HEALTH GROUP INC. (formerly CB2 Insights Inc.)

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2021 and 2020

(Expressed in thousands of Canadian Dollars)

(Unaudited)

1.        Nature of operations and Covid-19 pandemic

Skylight Health Group Inc. (“SHG” or the “Company”), formerly CB2 Insights Inc. (“CB2”), is a healthcare services and technology company, working to positively impact patient health outcomes. The Company operates a US multi-state health network that comprises physical multi-disciplinary medical clinics providing a range of services from primary care, sub-specialty, allied health and diagnostic testing. The Company was incorporated on December 27, 2017 under the Canada Business Corporations Act and completed a reverse takeover (“RTO”) on February 27, 2019 (the “Closing Date”) with MVC Technologies Inc. (“MVC”) which was incorporated in the province of Ontario on November 3, 2014 under the Ontario Business Corporation Act (“OBCA”). Pursuant to the special meeting of the shareholders of the Company held on November 23, 2020, the name of the Company was changed from CB2 Insights Inc. to Skylight Health Group Inc. The head office of the Company is located at 5520 Explorer Drive, Unit 402, Mississauga, Ontario, Canada, L4W 5L1.

On January 5, 2021, the Company’s shares commenced trading on the TSX-V under the symbol “SHG” after getting voluntarily delisted from the Canadian Securities Exchange on January 4, 2021. On June 7, 2021, the Company’s shares commenced trading on the Nasdaq Capital Market (“Nasdaq”) under the symbol “SLHG”. In addition, effective June 7, 2021, the Company’s shares on the TSX-V began trading under the new symbol “SLHG”.

On March 11, 2020, the World Health Organization declared the ongoing COVID-19 outbreak as a global health emergency. This resulted in governments worldwide enacting emergency measures to combat the spread of the virus, including the closure of certain non-essential businesses.

During the quarter ended June 30, 2021, the pandemic did not have a material impact on the Company’s operations. While medical clinics had generally been deemed an essential business, the Company was able to switch to virtual appointments thereby reducing the impact on operations and enabled the Company to achieve savings in clinical operating expenses. As at June 30, 2021, the Company did not observe any impairment of its assets or a significant change in the fair value of assets due to the COVID-19 pandemic. The Company has taken steps to minimize the potential impact of the pandemic including safety measures with respect to personal protective equipment, the reduction in travel and the implementation of a virtual office including regular video conference meetings and participation in virtual Company events, trade shows, customer meetings and other virtual events. In addition, as explained in note 12, the Company obtained a loan under the Paycheck Protection Program (PPP) offered by the US Small Business Administration as part of COVID-19 relief measures which was forgiven on March 30, 2021.

Due to the rapid developments and uncertainty surrounding COVID-19, it is not possible to predict the impact that COVID-19 will have on the Company’s business, financial position and operating results in the future. In addition, it is possible that estimates in the Company’s financial statements will change in the near term as a result of COVID-19 and the effect of any such changes could be material, which could result in, among other things, impairment of long-lived assets including intangibles and goodwill. The Company is closely monitoring the impact of the pandemic on all aspects of its business.

2.        Basis of presentation

The Company prepares its unaudited condensed interim consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), applicable to the preparation of interim condensed consolidated financial statements, including International Accounting Standards (IAS) 34, Interim Financial Reporting. These unaudited condensed interim consolidated financial statements are presented in Canadian dollars and should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2020, which were prepared in accordance with IFRS.

The Board of Directors approved these unaudited condensed interim consolidated financial statements on August 12, 2021. These unaudited condensed interim consolidated financial statements comply with IFRS.

SKYLIGHT HEALTH GROUP INC. (formerly CB2 Insights Inc.)

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2021 and 2020

(Expressed in thousands of Canadian Dollars)

(Unaudited)

The unaudited condensed interim consolidated financial statements were prepared on a going concern basis under the historical cost convention, except for purchase consideration payable (only for acquisitions performed during the year ended December 31, 2019) which are measured at fair value.

3.        Summary of significant accounting policies

New accounting standards issued but not yet effective

Certain new accounting standards and interpretations have been published that are not mandatory for the current period and have not been early adopted. These standards are not expected to have a material impact on the Company in the current or future reporting periods except the below amendment:

Amendments to IAS 1 - Presentation of financial statements (“IAS 1”)

In January 2020, the IASB issued Classification of Liabilities as Current or Non-current (Amendments to IAS 1). The amendments aim to promote consistency in applying the requirements by helping companies determine whether debt and other liabilities with an uncertain settlement date should be classified as current (due or potentially due to be settled within one year) or non-current. The amendments include clarifying the classification requirements for debt a Company might settle by converting it into equity. The amendments are effective for annual reporting periods beginning on or after January 1, 2023, with earlier application permitted. The Company is currently evaluating the impact of this amendment.

4.	Share consolidation

On May 28, 2021, the Company completed a consolidation (“Share Consolidation”) of its share capital on the basis of five existing common shares for one new common share. As a result of the Share Consolidation, the 190,802,347 common shares issued and outstanding as at that date were consolidated to 38,160,473 common shares outstanding. The Share Consolidation was previously approved by the shareholders at the Annual General Meeting held on February 22, 2021. All information in these consolidated financial statements is presented on a post-Share Consolidation basis, including comparatives.

5.	Acquisitions

a)	Acquisition of MCM

On October 6, 2020 (the “Closing Date”), the Company acquired 100% of the identified assets of Texas-based primary care services clinic group Maverick County Medical Family Center (“MCM”), P.A.

The aggregate purchase consideration comprised the following:

●	$498 (US$375) cash paid on Closing Date.
●

$498 (US$375) cash due in six months after the Closing Date. The amount was discounted to its present value and initially recorded at $470 (US$354) on the Closing Date using an effective interest rate of 12%.

●	Details of the movements in the purchase consideration payable are as follows:

SKYLIGHT HEALTH GROUP INC. (formerly CB2 Insights Inc.)

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2021 and 2020

(Expressed in thousands of Canadian Dollars)

(Unaudited)

	Three months ended
	June 30, 2021	March 31, 2021
	$	$
Balance, beginning of period	472	465
Addition	—	—
Paid in cash	(471)	—
Accretion	—	13
Foreign exchange translation gain	(1)	(6)
Balance, end of period	—	472

b)	Acquisition of APEX

On January 4, 2021 (the “Closing Date”), the Company acquired 100% of the identified assets of Colorado based primary care services clinic group Apex Family Medicine, LLC (“APEX”). The Company determined that the acquisition was a business combination under IFRS 3 – Business Combinations and was accounted for by applying the acquisition method, whereby the assets acquired and liabilities assumed were recorded at their fair values with any excess of the aggregate consideration over the fair values of the identifiable net assets allocated to goodwill. The goodwill acquired is associated with the APEX’s workforce and is expected to be fully deductible for tax purposes.

The aggregate purchase consideration comprises the following:

●	$1,241 (US$974) cash paid on Closing Date.
●

$1,116 (US$875) cash payable in two instalments over a 6-months period. The amount was discounted to its present value and initially recorded at $1,073 on the Closing Date using an effective interest rate of 11.2%. Subsequently on July 6, 2021, the Company paid the second instalment of $545 (US$438).

●	Details of the movements in the purchase consideration payable are as follows:

	Three months ended
	June 30, 2021	March 31, 2021
	$	$
Balance, beginning of period	1,086	—
Addition	—	2,314
Paid in cash	(548)	(1,241)
Accretion	13	28
Foreign exchange translation gain	(9)	(15)
Balance, end of period	542	1,086

SKYLIGHT HEALTH GROUP INC. (formerly CB2 Insights Inc.)

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2021 and 2020

(Expressed in thousands of Canadian Dollars)

(Unaudited)

The allocated purchase price calculation is as follows:
$
Consideration - cash	2,314
Lease liabilities	118
Assumed liabilities	37
Total consideration	2,469

Identifiable assets acquired
Customer relationships	1,403
Non-compete	22
Cash	37
Accounts receivable	125
Right of use asset	118
Total identifiable assets acquired	1,705
Total goodwill	764
2,469

Operating results have been included in these unaudited condensed interim consolidated financial statements from the Closing Date. APEX’s revenue and net income for the period from the date of acquisition to June 30, 2021 included in the unaudited condensed interim consolidated statements of loss and comprehensive loss are $672 and $161 respectively.

c)	Acquisition of RCMA

On February 3, 2021 (the “Closing Date”), the Company acquired 100% of the identified assets of River City Medical Associates (“RCMA”), Inc., a Florida corporation. The Company determined that the acquisition was a business combination under IFRS 3 – Business Combinations and was accounted for by applying the acquisition method, whereby the assets acquired and liabilities assumed were recorded at their fair values with any excess of the aggregate consideration over the fair values of the identifiable net assets allocated to goodwill. The goodwill acquired is associated with the RCMA’s workforce and is expected to be fully deductible for tax purposes.

The aggregate purchase consideration comprises the following:

●	$288 (US$225) cash paid on Closing Date.

●

$139 (US$109) cash payable within 120 days after the Closing Date being the amount withheld from the purchase consideration for liabilities prior to closing date. The amount was discounted to its present value and initially recorded at $137 (US$107) on the Closing Date using an effective interest rate of 10.9%. On April 27, 2021, the Company released $135 from the escrow account (US$109).

●

$2,812 (US$2,200) funds held in an escrow account to be released once the conditions stipulated in the Transition Services Agreement have been complied with within two months after the Closing Date. Subsequently, on April 22, 2021, the Company released $2,750 from the escrow account (US$2,200)

●

74,833 common shares in the Company valued at 10-day VWAP of $6.3925 per share amounting to $478 (US$373) to be issued on Closing Date. The amount was recognized at the fair value of the consideration amounting to $492 (US$385) on the Closing Date.

●

Variable number of common shares in the Company amounting to $1,908 (US$1,493) to be issued in five equal instalments within 15 months after the Closing Date. The number of shares will be determined based on the share price on each instalment date. The amount was discounted to its present value and initially recorded at $1,892 (US$1,480) on the Closing Date using an effective interest rate of 15%.

●	Details of the movements in the purchase consideration payable are as follows:

SKYLIGHT HEALTH GROUP INC. (formerly CB2 Insights Inc.)

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2021 and 2020

(Expressed in thousands of Canadian Dollars)

(Unaudited)

	Three months ended
	June 30, 2021	March 31, 2021
	$	$
Balance, beginning of period	4,765	—
Addition	—	5,621
Paid in cash	(2,885)	(288)
Paid in shares	(377)	(485)
Accretion	9	3
Foreign exchange translation gain	(47)	(86)
Balance, end of period	1,465	4,765

The allocated purchase price calculation is as follows:
$
Consideration – cash	3,237
Consideration – shares	2,384
Lease liabilities	3,800
Assumed liabilities	217
Total consideration	9,638

Identifiable assets acquired
Customer relationships	3,618
Brand and trademarks	706
Non-compete clause	56
Cash	217
Furniture and equipment	32
Right of use asset	3,800
Total identifiable assets acquired	8,429
Total goodwill	1,209
9,638

Operating results have been included in these unaudited condensed interim consolidated financial statements from the Closing Date. RCMA’s revenue and net income for the period from the date of acquisition to June 30, 2021 included in the unaudited condensed interim consolidated statements of loss and comprehensive loss are $3,438 and $1,780, respectively. If the acquisition had occurred on January 1, 2021, management estimates that consolidated revenue would have increased by $429 and net loss would have decreased by $231 for the six months ended June 30, 2021.

d)	Acquisition of Rocky Mountain

On April 5, 2021 (the “Closing Date”), the Company acquired 100% of the membership interest of Colorado based Primary Care Clinic Group, Rocky Mountain. The Company determined that the acquisition was a business combination under IFRS 3 – Business Combinations and was accounted for by applying the acquisition method, whereby the assets acquired and liabilities assumed were recorded at their fair values with any excess of the aggregate consideration over the fair values of the identifiable net assets allocated to goodwill.

The goodwill acquired is associated with Rocky Mountain’s workforce and is expected to be fully deductible for tax purposes.

SKYLIGHT HEALTH GROUP INC. (formerly CB2 Insights Inc.)

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2021 and 2020

(Expressed in thousands of Canadian Dollars)

(Unaudited)

The aggregate purchase consideration comprises the following:

•	$10,635 (US$8,491) cash paid on Closing Date.
•

$2,067 (US$1,650) cash payable in three equal instalments over two years from the Closing Date. The amount was discounted to its present value and initially recorded at $1,829 (US$1,460) on the Closing Date using an effective interest rate of 11.4%.

•	$1,076 (US$859) cash payable on account of working capital true-up and settlement of a liability.
•	Details of the movements in the purchase consideration payable are as follows:

Three months ended
June 30, 2021
$
Balance, beginning of period	—
Addition	13,540
Paid in cash	(10,635)
Accretion	47
Foreign exchange translation gain	(30)
Balance, end of period	2,922

The allocated purchase price calculation is as follows:
$
Consideration – cash	13,540
Lease liabilities	5,453
Assumed liabilities	2,508
Total consideration	21,501

Identifiable assets acquired
Customer relationships	2,893
Brand and trademarks	3,238
Cash	753
Accounts receivable	2,675
Prepaid expenses	235
Furniture and equipment	295
Right of use asset	6,322
Total identifiable assets acquired	16,411
Total goodwill	5,090
21,501

Operating results have been included in these unaudited condensed interim consolidated financial statements from the Closing Date. Rocky Mountain’s revenue and net loss for the period from the date of acquisition to June 30, 2021 included in the unaudited condensed interim consolidated statements of loss and comprehensive loss is $4,087 and $667, respectively. If the acquisition had occurred on January 1, 2021, management estimates that consolidated revenue would have increased by $4,768 and net loss would have increased by $1,135 for the six months ended June 30, 2021.

SKYLIGHT HEALTH GROUP INC. (formerly CB2 Insights Inc.)

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2021 and 2020

(Expressed in thousands of Canadian Dollars)

(Unaudited)

e)	Acquisition of Doctors Center

On June 23, 2021 (the “Closing Date”), the Company acquired 100% of the identified assets of Florida based primary care group Doctors Center Inc. for a total cash transaction value of $2,752 (US$2,240). The Company determined that the acquisition was a business combination under IFRS 3 – Business Combinations and was accounted for by applying the acquisition method, whereby the assets acquired and liabilities assumed were recorded at their fair values with any excess of the aggregate consideration over the fair values of the identifiable net assets allocated to goodwill. The goodwill acquired is associated with Doctors Center workforce and is expected to be fully deductible for tax purposes. There was a holdback payment to a medical doctor in the amount of $694 (US$560), payable in two instalments of $347 (US$280) at the 6 and 12 month anniversaries of the Closing Date, provided the medical doctor continues to be an employee of the Company. Given the significant amount of the holdback and employment timing, it was determined to be a nominal probability that the medical doctor would compete in the one year period post-acquisition. Therefore, no value was assigned to the non-compete agreement and the payments will be expensed in the period paid.

The aggregate purchase consideration comprises the following:

•	$2,654 (US$2,160) cash paid on the Closing Date.
•	$98 (US$80) cash payable within the next 12 months. Subsequently, on July 15, 2021, the Company paid $57 (US$45) of this amount.
•	Details of the movements in the purchase consideration payable are as follows:

Three months ended
June 30, 2021
$
Balance, beginning of period	—
Addition	2,752
Paid in cash	(2,654)
Foreign exchange translation loss	1
Balance, end of period	99

The allocated purchase price calculation is as follows:

$
Consideration – cash	2,752
Lease liabilities	2,869
Assumed liabilities	71
Total consideration	5,692

Identifiable assets acquired
Customer relationships	1,499
Brand and trademarks	463
Cash	71
Furniture and equipment	164
Right of use asset	2,869
Total identifiable assets acquired	5,066
Total goodwill	626
5,692

SKYLIGHT HEALTH GROUP INC. (formerly CB2 Insights Inc.)

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2021 and 2020

(Expressed in thousands of Canadian Dollars)

(Unaudited)

Operating results have been included in these unaudited condensed interim consolidated financial statements from the Closing Date. Doctors Center’s revenue and net income for the period from the date of acquisition to June 30, 2021 included in the unaudited condensed interim consolidated statements of loss and comprehensive loss are $69 and $38, respectively. If the acquisition had occurred on January 1, 2021, management estimates that consolidated revenue would have increased by $1,562 and net loss would have decreased by $507 for the six months ended June 30, 2021.

6.	Purchase consideration payable

		June 30, 2021	December 31, 2020
		$	$
Healthcare Resource Management LLC (“HRM”)		60	61
MCM	Note 5	—	465
APEX	Note 5	542	—
RCMA	Note 5	1,465	—
Rocky Mountain	Note 5	2,922	—
Doctors Center	Note 5	99	—
		5,088	526

Allocated as:	$	$
Current	3,930	526
Non-current	1,158	—
	5,088	526

7.	Trade and other receivables

	June 30, 2021	December 31, 2020
	$	$
Trade receivables	5,304	287
Harmonized sales tax recoverable	399	192
Security deposits	97	50
	5,800	529

The lifetime expected credit loss allowance for impairment is estimated based on the Company’s historical loss experience, adjusted for factors that are specific to the debtors and an assessment of both the current as well as forecast direction of conditions. As at June 30, 2021, an expected credit loss of $nil has been recognized.

SKYLIGHT HEALTH GROUP INC. (formerly CB2 Insights Inc.)

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2021 and 2020

(Expressed in thousands of Canadian Dollars)

(Unaudited)

8.	Property, plant and equipment

	Furniture	Vehicles	Computer Hardware	Leaseholds	Equipment	Total
	$	$	$	$	$	$
Cost
As at December 31, 2020	129	22	116	65	58	390
Additions	25	—	40	34	81	180
Acquisition	81	—	14	333	63	491
Disposal	—	(22)	—	—	—	(22)
Net exchange differences	(3)	—	(4)	(3)	—	(10)
As at June 30, 2021	232	—	166	429	202	1,029

Depreciation
As at December 31, 2020	93	21	84	57	47	302
Depreciation	31	—	24	45	15	115
Disposal	—	(21)	—	—	—	(21)
Net exchange differences	(2)	—	(2)	(3)	—	(7)
As at June 30, 2021	122	—	106	99	62	389

Net book value
As at December 31, 2020	36	1	32	8	11	88
As at June 30, 2021	110	—	60	330	140	640

9.	Right-of-use assets and lease liabilities

Right of use assets

Premises leases	June 30, 2021
$
Beginning balance	1,325
Additions	1,257
Acquisitions	13,109
Depreciation	(834)
Lease incentives	(23)
Net exchange differences	(196)
Ending balance	14,638

Lease liabilities

June 30, 2021
$
Beginning balance	1,422
Additions	1,257
Acquisitions	12,240
Interest expense	360
Lease payments	(965)
Net exchange differences	(188)
Ending balance	14,126

SKYLIGHT HEALTH GROUP INC. (formerly CB2 Insights Inc.)

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2021 and 2020

(Expressed in thousands of Canadian Dollars)

(Unaudited)

Allocated as:	$
Current	1,671
Non-current	12,455
14,126

When measuring lease liabilities, the Company discounted lease payments using its incremental borrowing rate. The weighted-average interest rate applied ranges from 6.4% to 12%.

10.	Goodwill and other intangible assets

	Goodwill	Customer relationships	Brand and trademarks	Non-compete clause	Computer software	Total other intangibles
	$	$	$	$	$	$
Cost
Balance, December 31, 2020	2,224	4,076	2,546	47	3,616	10,285
Additions	—	—	—	—	146	146
Acquisition	7,689	9,413	4,407	78	—	13,898
Net exchange differences	(164)	(275)	(118)	(4)	(1)	(398)
Balance, June 30, 2021	9,749	13,214	6,835	121	3,761	23,931

Amortization
Balance, December 31, 2020	—	1,324	—	—	2,487	3,811
Amortization	—	857	—	14	296	1,167
Net exchange differences	—	(36)	—	—	—	(36)
Balance, June 30, 2021	—	2,145	—	14	2,783	4,942

Net book value
As at December 31, 2020	2,224	2,752	2,546	47	1,129	6,474
As at June 30, 2021	9,749	11,069	6,835	107	978	18,989

11.	Accounts payable and accrued liabilities

	June 30, 2021	December 31, 2020
	$	$
Accounts payable	3,345	486
Accrued liabilities	1,952	638
	5,297	1,124

12.	Loan payable

On April 27, 2020, the Company obtained a loan of $917 (US$653) from Citizens Bank N.A under the Paycheck Protection Program (PPP) offered by US Small Business Administration as part of COVID-19 relief measures. The loan carries an interest rate of 1% and the repayments would start from February 27, 2021 in equal monthly instalments over eighteen months. The PPP program allows for the loan to be forgiven if the disbursed amount is spent in accordance with specific guidelines. On December 1, 2020, the Company applied for loan forgiveness, and if approved, the loan amount would be reclassified as a government grant in the statements of loss and comprehensive loss.

The loan was measured at fair value on receipt date using effective interest rate method and the difference between the fair value and receipt amount was recorded as deferred income under accrued liabilities. This difference represents the benefit received by the Company due to reduced interest rate on the loan and over the term of the loan, this benefit will be recognized as other income in the statement of loss and comprehensive loss.

SKYLIGHT HEALTH GROUP INC. (formerly CB2 Insights Inc.)

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2021 and 2020

(Expressed in thousands of Canadian Dollars)

(Unaudited)

During the three and six months ended June 30, 2021, the Company recognised an amount of $14 as other income and $20 as accretion expense on the loan. On March 30, 2021, the Company recognized $853 as other income representing the write-off of the PPP loan after receiving approval of the forgiveness application.

On June 4, 2021, the Company obtained a loan of $969 (US$782) from Aon Reed Stenhouse Inc. for the Directors and Officers insurance. The amortized cost approximates fair value. The loan carries an interest rate of 3.43% and repayments will start from July 4, 2021 in equal monthly payments for ten months.

13.	Share capital

a)	Authorized share capital

Unlimited number of voting common shares without par value.

b)	Common shares issued

	Numbers of common shares (000s)	Share Capital
	#	$
Balance, December 31, 2020	35,070	43,454
Bought deal	1,970	13,793
Share issuance costs – cash	—	(1,090)
Shares issued in settlement of purchase consideration payable (i)	126	794
Shares issued against exercise of warrants (ii)	965	2,045
Exercise of stock options (iii)	79	277
Balance, June 30, 2021	38,210	59,273

(i)

On May 26, 2021, the Company closed a bought deal offering with a syndicate of underwriters (collectively the “Underwriters”). Pursuant to this, the Underwriters were issued, on a bought deal basis, with full exercise of the Underwriters’ 15% over-allotment option, 1,970,360 common shares of the Company at a price of $7.00 per common share for gross proceeds of $13,793, less share issuance costs of $1,090.

(ii)

During the six months ended June 30, 2021, the Company issued 74,833 shares valued at $6.00 per share and 50,715 shares valued at $6.80 in settlement of consideration payable for the acquisition of RCMA.

(iii)	During the six months ended June 30, 2021, shareholders exercised 964,525 warrants at an exercise price with a range of $1.00 to $5.00 per share.

The fair value of the warrants exercised amounting to $733 was reclassified from the Warrant reserve to Share Capital.

(iv)	During the six months ended June 30, 2021, shareholders exercised 79,512 options at an exercise price with a range of $0.406 to $5.70 per share.

The fair value of the options exercised amounting to $102 was reclassified from the Option reserve to Share Capital.

Warrants

During February 2021, the Company granted 700 warrants to a shareholder. These warrants are exercisable over a period of one year from the date of grant with an exercise price of $4.00, vesting immediately.

SKYLIGHT HEALTH GROUP INC. (formerly CB2 Insights Inc.)

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2021 and 2020

(Expressed in thousands of Canadian Dollars)

(Unaudited)

A summary of the warrant activity for the periods ended June 30, 2021 and 2020 is as follows:

	Numbers of warrants (000s)	Weighted Average Exercise Price
	#	$
Balance, December 31, 2019	3,106	2.80
Exercised	(918)	3.20
Expired	(1,187)	2.00
Granted	600	0.70
Balance, June 30, 2020	1,601	1.70

Balance, December 31, 2020	4,835	1.25
Granted	1	4.00
Exercised	(965)	1.36
Balance, June 30, 2021	3,871	1.23

At June 30, 2021, a summary of warrants outstanding and exercisable is as follows:

Range of exercise prices	Number outstanding (000s)	Weighted Average Exercise Price	Weighted Average Remaining Life
	#	$	Years
$0.70-$1.00	3,516	0.95	1.37
$2.35-$2.50	90	2.35	1.37
$4.00-$5.00	265	4.51	1.07
	3,871	1.23	1.35

Options

During February and March 2021, the Company granted 289,360 options to employees, directors and consultants. These options are exercisable over a period of 2 to 5 years from the date of grant with an exercise price ranging from $6.50 to $9.00. 152,360 options vested immediately and the rest will vest over 1 to 3 years.

A summary of the option activity for the periods ended June 30, 2021 and 2020 is as follows:

	Numbers of options (000s)	Weighted Average Exercise Price
	#	$
Balance, December 31, 2019	1,344	1.90
Expired	(23)	1.00
Granted	412	0.40
Balance, June 30, 2020	1,733	1.55

Balance, December 31, 2020	2,594	2.17
Granted	289	7.64
Exercised	(79)	1.27
Forfeiture	(48)	1.79
Expired	(3)	2.29
Balance, June 30, 2021	2,753	2.78

SKYLIGHT HEALTH GROUP INC. (formerly CB2 Insights Inc.)

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2021 and 2020

(Expressed in thousands of Canadian Dollars)

(Unaudited)

At June 30, 2021, a summary of stock options outstanding and exercisable is as follows:

Range of exercise prices	Number outstanding (000s)	Weighted Average Exercise Price (outstanding)	Weighted Average Remaining Life	Number exercisable (000s)	Weighted Average Exercise Price (exercisable)
	#	$	Years	#	$
$0.406-$2.20	1,122	0.65	3.60	585	0.59
$2.21 - $4.70	1,210	3.30	2.78	1,178	3.28
$4.71 - $6.50	200	5.87	3.05	156	5.70

$6.51 - $9.00	221	7.92	2.92	159	7.70
	2,753	2.78	3.14	2,078	3.05

During the three and six months ended June 30, 2021, $361 and $1,410, respectively (three and six months ended June 30, 2020 - $124 and $284, respectively) has been recognized as share-based compensation expense. The fair value of the granted options was calculated using the Black-Scholes model using an expected life ranging from 1 to 4 years, risk-free interest rate ranging from 0.12% to 0.68%, share price ranging from $6.30 to $8.90, volatility ranging from 111.7% to 130.7% and a dividend yield of 0%. During the six months ended June 30, 2021 directors options accrual amounted to $59.

14.	Fair value measurement and liquidity

The Company classifies and subsequently measures cash, trade receivables, accounts payable and accrued liabilities, loan payable and purchase consideration payable at amortized cost and the fair value of these financial instruments approximates carrying value due to their short-term nature and/or carrying market rates of interest.

There are no financial instruments which were measured at fair value in the condensed interim consolidated statements of financial position as at June 30, 2021.

The Company manages liquidity risk by monitoring actual and projected cash flows. A cash flow forecast is performed regularly to ensure that the Company has sufficient cash to meet operational needs while maintaining sufficient liquidity. The Company may require additional capital to fund activities and any acquisitions. Potential sources of capital could include equity and/or debt financings, marketing agreements, and/or new strategic partnership agreements to fund some or all operational needs. There can be no assurance that the Company will be able to obtain the capital sufficient to meet any or all of the Company needs. The availability of equity or debt financing will be affected by, among other things, the state of the capital markets generally, strategic alliance agreements and other relevant commercial considerations. In addition, if the Company raises additional funds by issuing equity securities, existing security holders will likely experience dilution, and any incurring of indebtedness would result in increased debt service obligations and could require the Company to agree to operating and financial covenants that would restrict operations. Any failure on the Company’s part to raise additional funds on terms favourable to the Company or at all may require the Company to significantly change or curtail current or planned operations in order to conserve cash until such time, if ever, that sufficient proceeds from operations are generated, and could result in the Company not being in a position to take advantage of business opportunities and the delay of transitioning current fee-for-service practices to value-based care.

15.	Related party disclosures

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel include the Company’s Chief Executive Officer (“CEO”), President, Chief Financial Officer (“CFO”), Chief Medical Officer, Chief Operating Officer, Chief Corporate Officer and members of the Company’s Board of Directors.

The amounts disclosed in the table below are the amounts recognized as an expense during the reporting period related to key management personnel.

SKYLIGHT HEALTH GROUP INC. (formerly CB2 Insights Inc.)

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2021 and 2020

(Expressed in thousands of Canadian Dollars)

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
	$	$	$	$
Salary and short-term employee benefits	522	121	745	224
Share based compensation	180	44	302	100
Directors’ fees	54	94	131	94
Professional services	—	14	—	30
	756	273	1,178	448

16.	Segmented information

The Company has two reportable segments related to its medical services and software and corporate businesses which also align with the two countries in which it operates, namely, United States and Canada. Corporate costs are included in the Canadian segment. The disclosure with regards to the Company’s aforementioned segments and locations are listed below:

Three months ended June 30, 2021	USA (Medical Services)	Canada (Software and Corporate)	Total
	$	$	$
Revenue	10,473	41	10,514
Cost of Sales	3,770	—	3,770
Gross profit	6,703	41	6,744
Total operating expenses	7,763	2,477	10,240
Loss from operations	(1,060)	(2,436)	(3,496)

Foreign exchange loss	—	430	430
Change in fair value of financial liabilities	(26)	—	(26)
Accretion on purchase consideration payable and loan payable	69	—	69
Interest on lease liabilities	243	—	243
Net loss	(1,346)	(2,866)	(4,212)

Six months ended June 30, 2021	USA (Medical Services)	Canada (Software and Corporate)	Total
	$	$	$
Revenue	15,584	103	15,687
Cost of Sales	5,390	—	5,390
Gross profit	10,194	103	10,297
Total operating expenses	11,205	5,258	16,463
Loss from operations	(1,011)	(5,155)	(6,166)

Foreign exchange loss	—	699	699
Change in fair value of financial liabilities	(63)	—	(63)
Accretion on purchase consideration payable and loan payable	133	—	133
Interest on lease liabilities	360	—	360
Other income	(870)	—	(870)
Net loss	(571)	(5,854)	(6,425)

SKYLIGHT HEALTH GROUP INC. (formerly CB2 Insights Inc.)

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2021 and 2020

(Expressed in thousands of Canadian Dollars)

(Unaudited)

As at June 30, 2021	USA (Medical Services)	Canada (Software and Corporate)	Total
	$	$	$
Non-current assets	41,817	2,199	44,016
Total assets	56,215	6,815	63,030
Total liabilities	24,705	775	25,480

Three months ended June 30, 2020	USA (Medical Services)	Canada (Software and Corporate)	Total
	$	$	$
Revenue	3,633	68	3,701
Cost of Sales	1,088	—	1,088
Gross profit	2,545	68	2,613
Total operating expenses	1,692	941	2,633
Income (loss) from operations	853	(873)	(20)

Foreign exchange loss	—	229	229
Gain on debt settlement	—	(295)	(295)
Change in fair value of financial liabilities	—	769	769
Interest on lease liabilities	44	1	45
Net income (loss)	809	(1,577)	(768)

Six months ended June 30, 2020	USA (Medical Services)	Canada (Software and Corporate)	Total
	$	$	$
Revenue	6,524	108	6,632
Cost of Sales	2,118	—	2,118
Gross profit	4,406	108	4,514
Total operating expenses	3,586	1,938	5,524
Income (loss) from operations	820	(1,830)	(1,010)

Foreign exchange loss	—	(435)	(435)
Gain on debt settlement	—	(295)	(295)
Change in fair value of financial liabilities	(28)	1,252	1,224
Interest on lease liabilities	90	3	93
Net income (loss)	758	(2,355)	(1,597)

As at December 31, 2020	USA (Medical Services)	Canada (Software and Corporate)	Total
	$	$	$
Non-current assets	9,361	750	10,111
Total assets	11,469	20,003	31,472
Total liabilities	3,274	561	3,835

SKYLIGHT HEALTH GROUP INC. (formerly CB2 Insights Inc.)

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2021 and 2020

(Expressed in thousands of Canadian Dollars)

(Unaudited)

17.	Subsequent events

On July 13, 2021 (the “Closing Date”), the Company acquired 100% of the identified assets of ACO Partners LLC, a new Accountable Care Organization (“ACO”) that will begin participating in the Medicare Shared Savings Program offered by the Centers for Medicare and Medicaid Services (“CMS”) effective January 1, 2022. The total cash consideration of $313 (US$250) is to be paid as follows:

•	$78 (US$63) cash on Closing Date
•	$78 (US$63) cash payable contingent on receiving approval on Phase 1 of the pending ACO application to the CMS by January 31, 2022
•	$157 (US$124) cash payable contingent on receiving final approval of the pending ACO application to the CMS by January 31, 2022